NAVIOS MARITIME ACQUISITION CORPORATION
ANNOUNCES
CLOSING OF SEVEN VLCC TANKERS ACQUISITION
Fleet Highlights:
- $74.9 million of annualized Base EBITDA
- $651.4 million of aggregate Base EBITDA
- Profit Sharing on five charter agreements
- Seven VLCC tankers - approximately 2.1 million dwt
- 8.8 years average charter-out term
PIRAEUS, Greece, September 10, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced today that it consummated its previously announced acquisition of a seven VLCC tanker fleet from a private seller for an aggregate purchase price of $587.0 million.
The seven VLCC tankers have an average age of 8.6 years and a remaining charter-out term of 8.8 years with an average charter rate of $40,440 net per day. Five of the seven charters also have a profit sharing, providing potential upside.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, stated, “In a short period of time, we have established a strong foothold in the wet sector through the acquisition of a diversified fleet of 20 tanker vessels. We expect the VLCC fleet to be significantly accretive to our shareholders as the fleet generates secured EBITDA and has the potential for additional upside through a profit sharing mechanism.”
Ms. Frangou continued, “Our efforts in Asia are being spearheaded by Fred Cheng, who has over 36 years experience in the shipping industry, focused primarily on the Asia-Pacific shipping markets. We expect that we will be able to cultivate new commercial relationships through these efforts as well as enhance our existing relationships.”
The VLCC fleet, set forth below, is expected to deliver annualized base EBITDA (1) of $74.9 million and aggregate base EBITDA (2) of $651.4 million.

		Built/
		Delivery	Net Charter Rate	Expiration
Vessel	DWT	Date	($ per day)	Date	Profit Share
Shinyo Splendor	306,474	1993	38,019	5/18/2014	None

Shinyo Navigator	300,549	1996	42,705	12/18/2016	None

C. Dream					50% above $30,000
	298,570	2000	29,625 (3)	3/15/2019	40% above $40,000

Shinyo Ocean	281,395	2001	38,400	1/10/2017	50% above $43,500

Shinyo Kannika	281,474	2001	38,025	2/17/2017	50% above $44,000

Shinyo Saowalak	298,000	2010	48,153	6/15/2025	35% above $54,388
					40% above $59,388
					50% above $69,388

Shinyo Kieran	298,000	6/2011	48,153	6/15/2026	35% above $54,388
					40% above $59,388
					50% above $69,388

(1)	Assumes 355 Revenue days and Opex of $10,000 per day. Excludes profit sharing.

(2)	Secured EBITDA over the life of the charter contract. Assumes 355 Revenue days and Opex of $10,000 per day escalating at 3% annually. Excludes profit sharing.

(3)	Vessel sub-chartered at $34,843/day over the next two years.

Consideration
The $587.0 million consideration was financed as follows:
(a) $411.0 million of bank debt, incurred at closing;
(b) $113.8 million of cash, at closing ($133.8 million cash payment net of $20.0 million working capital adjustments);
(c) $11.0 million by issuing 1,894,918 Navios Acquisition common shares, at closing; and
(d) $51.2 million due to shipyard until 2011 for the newbuild scheduled for delivery in June 2011 (of which $36.3 million will be drawn down from existing debt facilities entered into in connection with this transaction).
The $411.0 million of bank debt consists of six credit facilities with a consortium of banks and has a weighted average margin of 2.94%. The cash portion of the consideration paid at closing was financed with (i) $32.2 million cash from the balance sheet of the acquired vessel owning subsidiaries, (ii) $40.0 million short term financing from Navios Maritime Holdings Inc. (“Navios Holdings”) and (iii) existing cash resources of Navios Acquisition. The $40.0 million short term financing with Navios Holdings has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012.
Time Charter Coverage
Navios Acquisition owns 20 vessels with options to acquire two additional vessels and has contracted 89.1% and 80.2% of its available days on a charter-out basis for 2010 and 2011, respectively.
Navios Acquisition Consolidated Fleet

			Built/	Net Charter
			Delivery	Rate	Expiration
Vessel	Type	DWT	Date	($ per day)	Date	Profit Share
Vessels in the water
Colin Jacob	LR 1	74,671	2007	17,000	June 2013	50% above $17,000
Ariadne Jacob	LR 1	74,671	2007	17,000	July 2013	50% above $17,000
Shinyo Splendor	VLCC	306,474	1993	38,019	5/18/2014	None
Shinyo Navigator	VLCC	300,549	1996	42,705	12/18/2016	None

			Built/	Net Charter
			Delivery	Rate	Expiration
Vessel	Type	DWT	Date	($ per day)	Date	Profit Share
Vessels in the water
C. Dream	VLCC	298,570	2000	29,625 (1)	3/15/2019	50% above $30,000
						40% above $40,000
Shinyo Ocean	VLCC	281,395	2001	38,400	1/10/2017	50% above $43,500
Shinyo Kannika	VLCC	281,474	2001	38,025	2/17/2017	50% above $44,000
Shinyo Saowalak	VLCC	298,000	2010	48,153	6/15/2025	35% above $54,388
						40% above $59,388
						50% above $69,388
Vessels to be delivered
Nave Cosmos	Chemical Tanker	25,000	Q4 2010
TBN	Chemical Tanker	25,000	Q4 2010
Shinyo Kieran	VLCC	298,000	6/2011	48,153	6/15/2026	35% above $54,388
						40% above $59,388
						50% above $69,388
TBN	LR 1	75,000	Q4 2011
TBN	LR 1	75,000	Q4 2011
TBN	MR 2	50,000	Q1 2012
TBN	MR 2	50,000	Q2 2012
TBN	MR 2	50,000	Q3 2012
TBN	MR 2	50,000	Q3 2012
TBN	MR 2	50,000	Q4 2012
TBN	MR 2	50,000	Q4 2012
TBN	MR 2	50,000	Q4 2012

1.	Vessel sub-chartered at $34,843/day over the next two years.
Representation
S. Goldman Advisors LLC acted as Navios Acquisition’s sole financial advisor and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. and V&P Law Firm acted as legal counsel.
About Navios Maritime Acquisition Corporation
Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios

Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor Relations Contact:
Navios Maritime Acquisition Corporation
+1.212.279.8820
info@navios-acquisition.com

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